UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Reverse Stock Split

CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”) is pleased to announce the approved 1-for-25 stock split of the Company’s Class A ordinary shares with no par value, effective at 12:01 a.m. Eastern Time on May 19, 2025 (the “Reverse Stock Split”). The Class A ordinary shares will continue to be traded on the Nasdaq Capital Market on a split-adjusted basis beginning on May 19, 2025, under the Company’s existing trading symbol “CNEY” with the new CUSIP number G2181K204.

The Reverse Stock Split is primarily intended to increase the market price per share of the Company’s Class A ordinary shares to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

The Reverse Stock Split will reduce the number of Class A ordinary shares issued and outstanding from approximately 75.28 million to approximately 3.01 million. No fractional shares will be issued in connection with the Reverse Stock Split. Any amount of fractional shares will be rounded up to the next nearest number at the participant level.

Vstock Transfer, LLC (“Vstock”), the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Vstock will provide instructions to any shareholder with physical stock certificates regarding the process for exchanging their certificates for split-adjusted shares in “book-entry form”. Shares held by shareholders through a broker will have their accounts automatically credited by their brokerage firm, bank, or other nominee, as will any stockholder who held their shares in book-entry form at Vstock.

Forward-Looking Statements

This Current Report on Form 6-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition and other forward-looking information. Forward-looking statements are not guarantees of future performance, are based on certain assumptions, and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024 and subsequent filings filed with the Securities Exchange Commission (“SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. These forward-looking statements cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: May 15, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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